Exhibit 99.1

NetEase Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

NetEase Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

China Telecom and NetEase Form Joint Venture to Launch Social Instant Messaging Application “YiChat”

BEIJING — August 19, 2013 — China Telecom Corporation Limited (“China Telecom”) and NetEase, Inc. (NASDAQ: NTES) today announced that they have established a joint venture which is launching “YiChat”, a proprietary social instant messaging application for smart phones.

YiChat differentiates itself from other social instant messaging applications through the integration of various unique technologies.  For example, YiChat users can enjoy sending free text and voice messages to any mobile phone or free voice messages to fixed lines, without the need for YiChat to be installed on the receiving devices.  Among its specially developed and distinctive features, YiChat offers proprietary environmental noise reduction technology, high-quality photo messaging and various original stickers and emoticon designs. Moreover, all China Telecom users can enjoy additional free data promotional packages with their use of YiChat.

“The joint venture with NetEase and the launch of YiChat is a crucial step in China Telecom’s strategic transformation,” said Jie Yang, President and COO of China Telecom. “It demonstrates China Telecom’s commitment to mobile Internet development. Aiming to make YiChat one of the most popular social instant messaging applications for young people in China, China Telecom will work towards the success of the joint venture and YiChat with the most sincere determination.”

“Our strategic joint venture with China Telecom aims to provide a superior social instant messaging application for smart phone users,” said William Ding, CEO and founder of NetEase. “This partnership signals the start of NetEase’s entry into the mobile instant messaging space, and is the one of the key components of our mobile Internet strategy. Going forward, YiChat will have our full support in its development, utilizing our cutting-edge technological capabilities to offer users a product with the highest quality experience.”

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services and web portals. In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®.

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that YiChat does not become as popular as management anticipates; the ability of NetEase and China Telecom to effectively develop and market YiChat and achieve a positive return on their development and marketing expenditures; the risk that government regulation of instant messaging applications may limit the future growth of YiChat; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.